August 23, 2019

Brian Kabot
Chief Executive Officer
Stable Road Acquisition Corp.
1345 Abbot Kinney Blvd.
Venice, California 90291

       Re: Stable Road Acquisition Corp.
           Draft Registration Statement on Form S-1
           Submitted August 9, 2019
           CIK No. 0001781162

Dear Mr. Kabot:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1 filed August 9, 2019

General

1. Please supplementally provide us with copies of all written communications, as defined in
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Summary, page 1

2. We note the disclosure on page 16 that NASDAQ rules require that the initial business combination have an aggregate fair market value of at least 80% of the value of the assets held in the trust account. We also note the risk factor on page 30 that NASDAQ may
 Brian Kabot
Stable Road Acquisition Corp.
August 23, 2019
Page 2
         delist your securities from trading on its exchange. Please revise the disclosure throughout the prospectus to clarify, if true, that the 80% test would no longer apply if you are delisted from Nasdaq and add appropriate risk factor disclosure. Management , page 99

3. Please disclose Mr. Quiroga's experience, qualifications, attributes or skills that led to the conclusion that he should serve as a director for the registrant, as required by Item
         401(e)(1) of Regulation S-K.
Signatures, page II-8

4. Please include the signatures of a majority of the board of directors, as required by
         Instruction 1 to the Signatures to Form S-1.
Exhibits

5.       Please file the consent for Mr. Norris.
       You may contact Beverly Singleton at 202-551-3328 or Jean Yu at 202-551-3305 if you
have questions regarding comments on the financial statements and related matters. Please contact Michael Killoy at 202-551-7576 or Pam Howell at 202-551-3357 with any other questions.



FirstName LastNameBrian Kabot                                    Sincerely,
Comapany NameStable Road Acquisition Corp.
                                                                 Division of
Corporation Finance
August 23, 2019 Page 2                                           Office of
Transportation and Leisure
FirstName LastName